FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1             Name and Address of Company

Gammon Gold Inc.
1601 Lower Water Street, Summit Place
Suite 402
Halifax, Nova Scotia, B3J 3P6

Item 2             Date of Material Change

May 7, 2008

Item 3             News Release

The press release attached as Schedule A was released over Canada NewsWire on May 7, 2008.

Item 4             Summary of Material Change

Gammon Gold Announces First Quarter Financial Results and Net Earnings of $0.07 per Share – A Record Setting Quarter and a 137% Improvement over Q4 2007

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and AMEX:GRS) announces the first quarter unaudited financial results for the three months ended March 31, 2008.

Item 5             Full Description of Material Change

Q1 2008 Highlights

  Total production of 33,099 gold ounces and 1,310,971 silver ounces, or 57,946 gold equivalent ounces, at a quarterly cash cost per ounce of $491 per gold equivalent ounce, representing a 20% improvement in gold equivalent production and a 27% reduction in total cash costs over Q4 2007.

  Revenue from mining operations of $51.4 million compared to $43.5 million in Q1 2007 and $39.7 million in Q4 2007, reflecting an average quarterly gold selling price of $928 per ounce and silver selling price of $17.69 per ounce.

  Net earnings per share of $0.07 compared to net loss per share of $(0.10) in Q1 2007 and a net loss per share of $(0.19) in Q4 2007, representing a 137% improvement over Q4 2007.

  Cash flow from operations was a positive $14.6 million, as compared to negative cash flow from operations of $9.3 million Q1 2007 and positive cash flow from operations of $2.7 million in Q4 2007, representing a 440% improvement over Q4 2007.

  Positive net free cash flow of $1.6 million as compared to negative net free cash flow of $20.4 million in Q1 2007 and negative net free cash flow of $10.8 million in Q4 2007, representing a 108% improvement over Q4 2007.

  Improved cash flow performance enabled the Company to make $2.1 million in principal debt repayments during the quarter, a $1.5 million repayment during the first week of April 2008, and a further $1.5 million repayment in early May 2008.

  In March 2008, the Company announced encouraging drilling results at its Guadalupe y Calvo exploration project. Exploration diamond drilling recommenced on this project during Q4 2007 as part of a 15-hole (2,400 metre) exploration drilling program.

  Given the positive production and financial results achieved in Q1 combined with the Company's significantly improved cash flow profile, the Company remains confident that it will be able to fully fund its 2008 business plan and meet the 2008 full year production and cash cost per ounce guidance issued by the Company on March 31, 2008.

As provided above, the positive financial results reported for the first quarter represents the best quarterly financial performance of the Company in its history.

Summarized Financial and Operating Results
(in thousands, except ounces, per share amounts, average realized prices and total cash costs)

	Three months	Three months	Three months
	ended	ended	ended
	March 31, 2008	Dec. 31, 2007	March 31, 2007
Gold ounces sold	31,455	28,665	36,322
Silver ounces sold	1,248,594	1,183,729	1,469,178
Gold equivalent ounces sold(1)	55,099	49,969	66,305
Gold ounces produced	33,099	27,571	35,126
Silver ounces produced	1,310,971	1,140,797	1,421,966
Gold equivalent ounces produced(1)	57,946	48,124	64,146
Revenue from mining operations	$51,368	$39,700	$43,500
Net earnings / (loss)	$8,489	($20,729)	($10,262)
Net earnings / (loss) per share	$0.07	($0.19)	($0.10)
Net earnings / (loss) per share, diluted(2)	$0.07	($0.19)	($0.10)
Cash flows from / (used in) operations	$14,553	$2,704	($9,260)
Net free cash flow(3)	$1,592	($10,766)	($20,425)
Total cash costs per gold equivalent ounce(3)	$491	$676	$575

(1)

Gold equivalent ounces are calculated based on actual sales.

(2)

Net loss per share on a diluted basis is the same as net loss per share on an undiluted basis in Q4 2007 and Q1 2007, as all factors were anti-dilutive.

(3)

See the Non-GAAP Measures section of the Q1 2008 Management's Discussion and Analysis.

In the first quarter 2008, the Company produced 33,099 gold ounces and 1,310,971 silver ounces or 57,946 gold equivalent ounces, representing a 20% increase over Q4 2007 at a cash cost of $491 per gold equivalent ounce, representing a 27% decrease over Q4 2007.

In the first quarter of 2008, the Company sold 31,455 ounces of gold and 1,248,594 ounces of silver or 55,099 gold equivalent ounces, representing a 10% increase over Q4 2007. Total revenues increased by $11.7 million to $51.4 million from $39.7 million in Q4 2007, representing a 29% increase in sales that reflects increased sales of gold and silver ounces and stronger metal prices.

Consolidated net earnings were $8.5 million in Q1 2008, representing an increase of $29.2 million over Q4 2007. These improvements were primarily due to higher production, higher metal prices and lower costs of production as evidenced by the reduction in total cash costs per gold equivalent ounce to $491 in Q1 2008, representing a decrease of 27% over Q4 2007.

Q1 2008 performance reflected improved performance at Ocampo as a result of improved mine productivity and underground dilution levels. Key operational indicators such as daily mill tonnage, heap leach, mining equipment availability, and open pit production, all improved in Q1 2008. This trend is anticipated to continue in future quarters as productivity initiatives continue to gain traction.

Rene Marion, Chief Executive Officer said: "Since launching our targeted turnaround strategy in December we have continually achieved historic performance milestones." Mr. Marion continued, "I am particularly pleased at how quickly we have gained positive traction as our progress exceeds our internal targets for this period. For example, at Ocampo, the mill averaged over 1,700 tonnes per day, the open pit averaged 83,000 tonnes per day and the heap leach averaged 8,700 tonnes per day in March. These are improvements of 33%, 36% and 42% respectively since December when we launched the turnaround initiatives. During this period, we have also seen Ocampo's gold equivalent production improve by 33% with a corresponding decrease of 44% in total cash costs per gold equivalent ounce and at El Cubo, a 42% improvement in gold equivalent production with a corresponding decrease of 31% in total cash costs per gold equivalent ounce."

Commenting on the Company's performance Scott Perry, Chief Financial Officer said: "The Company has been able to achieve significant improvement in its Q1 financial performance where for the first time in the Company's operational history we are reporting positive net income of $8.5 million and positive net free cash flow of $1.6 million. The positive cash flow generation has allowed us to not only fund our operations internally, but to also make Q1 aggregate debt repayments of $2.1 million on our revolving line of credit facility. In April and early May we were able to make additional aggregate debt repayments of $3.0 million on this facility. To date, we have made a total of $5.1 million in debt reduction payments signifying the strong turnaround in cash flow performance and our improved financial foundation." Mr. Perry continued: "The operational success we have achieved to date provides us with a strong level of confidence that we will be able to fully fund our 2008 business plan and comfortably achieve our 2008 production and cash cost per ounce targets."

Three Year Operational Outlook

Gammon Gold
Production	2008	2009	2010
Gold Ounces	139-155k oz	168-184k oz	197-213k oz
Silver Ounces	5,848-6,621k oz	7,283-8,055k oz	8,717-9,490k oz
Gold Equivalent(1)	245-275k oz	300-330k oz	355-385k oz
Cash Cost per Ounce(2)	2008	2009	2010
Gold Equivalent(1)	$480-515/oz	$435-$470/oz	$395-$430/oz
Gold (Silver byproduct credit) (2)	$230-300/oz	$145-$210/oz	$70-$135/oz

1.     Assumes a 55.17 silver to gold ratio
2.     Assumes metal price of US$800/oz for gold and US$14.50/oz for silver

Mr. Marion continued, "We will continue to drive forward with our turnaround strategy and expansionary capital plans for both Ocampo and El Cubo in 2008 that will allow us to build on the positive advancements we have already achieved. Additionally, our cash flow has improved to a level such that we are able to internally fund an increase in our budgeted exploration programs in the latter half of 2008 that will allow us to accelerate our drilling program at our advanced exploration property, Guadalupe y Calvo, to target the completion of a scoping study by mid-2009, as well as at Ocampo and El Cubo to potentially increase the Reserve & Resource base and production profiles at both mines."

Unaudited Financial Statements for the three-months ended March 31, 2008 are attached to this release and are posted on SEDAR at www.sedar.com and on the Company's website at www.gammongold.com. The Management's Discussion and Analysis for the three-months ended March 31, 2008 is posted on SEDAR at www.sedar.com and on the Company's website at www.gammongold.com.

A webcast and conference call will be held on Wednesday, May 7, 2008 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Local Toronto Participants: 1-416-646-3097

  North America Toll Free: 1-800-814-3911

  Outside North America: 1-416-646-3097

When the Operator answers please ask to be placed into the Gammon Gold First Quarter Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below: http://w.on24.com/r.htm?e=109226&s=1&k=1E4948853CF2FAA082504FA5ADA02D1F

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Wednesday, May 14, 2008 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917

Passcode: 21271078#

  North America Toll Free: 1-877-289-8525

Passcode: 21271078#

  Outside North America: 1-416-640-1917

Passcode: 21271078#

Archive Webcast:

The webcast will be archived for 365-days by following the link provided below: http://w.on24.com/r.htm?e=109226&s=1&k=1E4948853CF2FAA082504FA5ADA02D1F or via the Company's website at www.gammongold.com.

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company's flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry	Anne Day
Chief Financial Officer	Director of Investor Relations
Gammon Gold Inc.	Gammon Gold Inc.
902-468-0614	902-468-0614

Item 6         Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7         Omitted Information

Not applicable.

Item 8         Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9         Date of Report

May 7, 2008